Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter ended June 30, 2021, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the entities as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter ended June 30, 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim condensed consolidated financial statements for the quarter ended June 30, 2021. The Company’s Board of Directors is responsible for the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: July 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAAFG8785

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Kallidus Inc. (liquidated effective March 9, 2021)
10.	Infosys Chile SpA
11.	Infosys Arabia Limited
12.	Infosys Consulting Ltda.
13.	Infosys CIS LLC (liquidated effective January 28, 2021)
14.	Infosys Luxembourg SARL
15.	Infosys Americas Inc.
16.	Infosys Public Services, Inc.
17.	Infosys Canada Public Services Inc.
18.	Infosys BPM Limited
19.	Infosys (Czech Republic) Limited s.r.o.
20.	Infosys Poland Sp Z.o.o
21.	Infosys McCamish Systems LLC
22.	Portland Group Pty Ltd
23.	Infosys BPO Americas LLC.
24.	Infosys Consulting Holding AG
25.	Infosys Management Consulting Pty Limited
26.	Infosys Consulting AG
27.	Infosys Consulting GmbH
28.	Infosys Consulting S.R.L, Romania
29.	Infosys Consulting SAS
30.	Infosys Consulting s.r.o. (under liquidation)
31.	Infosys Consulting (Shanghai) Co., Ltd. (under liquidation)
32.	Infy Consulting Company Limited
33.	Infy Consulting B.V.
34.	Infosys Consulting Sp. Z.o.o (merged with Infosys Poland Sp Z.o.o effective October 21, 2020)
35.	Lodestone Management Consultants Portugal, Unipessoal, Lda. (liquidated effective November 19, 2020)
36.	Infosys Consulting S.R.L, Argentina
37.	Infosys Consulting (Belgium) NV
38.	Panaya Inc.
39.	Panaya GmbH
40.	Panaya Limited.
41.	Brilliant Basics Holdings Limited
42.	Brilliant Basics Limited
43.	Brilliant Basics (MENA) DMCC (liquidated effective July 17, 2020)
44.	Infosys Consulting Pte Ltd.
45.	Infosys Middle East FZ LLC
46.	Fluido Oy
47.	Fluido Sweden AB (Extero)
48.	Fluido Norway A/S
49.	Fluido Denmark A/S
50.	Fluido Slovakia s.r.o
51.	Fluido Newco AB (merged with Fluido Sweden AB effective December 18, 2020)
52.	Infosys Compaz PTE. Ltd
53.	Infosys South Africa (Pty) Ltd
54.	WongDoody Holding Company Inc.
55.	WDW Communications, Inc.
56.	WongDoody, Inc
57.	HIPUS
58.	Stater N.V.
59.	Stater Nederland B.V.
60.	Stater Duitsland B.V. (merged with Stater N.V effective December 23, 2020)
61.	Stater XXL B.V.
62.	HypoCasso B.V.
63.	Stater Participations B.V.
64.	Stater Deutschland Verwaltungs-GmbH (merged with Stater Duitsland effective December 18, 2020)
65.	Stater Deutschland GmbH & Co. KG (merged with Stater Duitsland effective December 18, 2020)
66.	Stater Belgium N.V./S.A.
67.	Outbox systems Inc. dba Simplus (US)
68.	Simplus North America Inc. (liquidated effective April 27, 2021)
69.	Simplus ANZ Pty Ltd.
70.	Simplus Australia Pty Ltd
71.	Sqware Peg Digital Pty Ltd (under liquidation)
72.	Simplus Philippines, Inc.
73.	Simplus Europe, Ltd. (under liquidation)
74.	Infosys Fluido U.K., Ltd. (formerly Simplus U.K, Ltd)
75.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
76.	Infosys Limited Bulgaria EOOD (incorporated effective September 11, 2020)
77.	Infosys BPM UK Limited (incorporated effective December 09, 2020)
78.	Blue Acorn LLC (acquired on October 27, 2020)
79.	Beringer Commerce Inc (acquired on October 27, 2020)
80.	Beringer Capital Digital Group Inc (acquired on October 27, 2020)
81.	Mediotype LLC (acquired on October 27, 2020)
82.	Beringer Commerce Holdings LLC (acquired on October 27, 2020)
83.	SureSource LLC (acquired on October 27, 2020)
84.	Simply Commerce LLC (acquired on October 27, 2020)
85.	iCiDIGITAL LLC (acquired on October 27, 2020)
86.	Kaleidoscope Animations, Inc; (acquired on October 09, 2020)
87.	Kaleidoscope Prototyping LLC; (acquired on October 09, 2020)
88.	GuideVision s.r.o (acquired on October 01, 2020)
89.	GuideVision Deutschland GmbH (acquired on October 01, 2020)
90.	GuideVision Suomi Oy (acquired on October 01, 2020)
91.	GuideVision Magyarorszag Kft (acquired on October 01, 2020)
92.	GuideVision Polska SP Z.O.O (acquired on October 01, 2020)
93.	GuideVision UK Ltd (acquired on October 01, 2020)
94.	Infosys Turkey Bilgi Teknolojikeri Sirketi (incorporated effective December 30, 2020)
95.	Infosys Germany Holding Gmbh (incorporated on March 23, 2021)
96.	Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm (formed on March 28, 2021).
97.	Infosys Employees Welfare Trust
98.	Infosys Employee Benefits Trust
99.	Infosys Science Foundation
100.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter ended June 30, 2021, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter ended June 30, 2021.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter ended June 30, 2021. The Company’s Board of Directors is responsible for the preparation and presentation of the standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: July 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAAFI7996

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
	Audited	Audited	Audited	Audited
Revenue from operations	27,896	26,311	23,665	100,472
Other income, net	622	545	475	2,201
Total Income	28,518	26,856	24,140	102,673
Expenses
Employee benefit expenses	15,230	14,440	13,604	55,541
Cost of technical sub-contractors	2,454	1,985	1,626	7,084
Travel expenses	133	161	116	554
Cost of software packages and others	1,289	1,072	893	4,223
Communication expenses	147	146	163	634
Consultancy and professional charges	396	395	262	1,261
Depreciation and amortisation expenses	829	831	756	3,267
Finance cost	49	50	48	195
Other expenses	815	841	880	3,286
Total expenses	21,342	19,921	18,348	76,045
Profit before tax	7,176	6,935	5,792	26,628
Tax expense:
Current tax	1,937	1,662	1,321	6,672
Deferred tax	38	195	199	533
Profit for the period	5,201	5,078	4,272	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(33)	(146)	147	134
Equity instruments through other comprehensive income, net	1	9	(1)	119
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	5	26	(6)	25
Exchange differences on translation of foreign operations	290	(266)	164	130
Fair value changes on investments, net	38	(137)	54	(102)
Total other comprehensive income/(loss), net of tax	301	(514)	358	306
Total comprehensive income for the period	5,502	4,564	4,630	19,729
Profit attributable to:
Owners of the company	5,195	5,076	4,233	19,351
Non-controlling interest	6	2	39	72
	5,201	5,078	4,272	19,423
Total comprehensive income attributable to:
Owners of the company	5,491	4,570	4,586	19,651
Non-controlling interest	11	(6)	44	78
	5,502	4,564	4,630	19,729
Paid up share capital (par value 5/- each, fully paid)	2,122	2,124	2,122	2,124
Other equity *#	74,227	74,227	63,328	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	12.24	11.96	9.98	45.61
Diluted ()	12.21	11.94	9.97	45.52

*	Balances for the quarter ended June 30, 2021 and June 30, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2021 and March 31, 2020, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2021, quarter ended March 31, 2021 and quarter ended June 30, 2020.
#	Excludes non-controlling interest

1. Notes

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2021 have been taken on record by the Board of Directors at its meeting held on July 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. At the Maximum buyback price of 1,750/- per equity share and the Maximum buyback size of 9,200 crore the indicative maximum number of equity shares bought back would be 5,25,71,428 Equity Shares (Maximum buyback shares) comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021(on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and is expected to be completed on or before December 24, 2021.

During the quarter ended June 30, 2021 43,90,000 equity shares were purchased from the stock exchange which includes 22,04,000 shares which have been purchased but not extinguished as of June 30, 2021. In accordance with section 69 of the Companies Act, 2013, during the quarter ended June 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 2 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the three months ended June 30, 2021, the Company additionally purchased 54,38,000 number of shares; total number of shares purchased till date is 98,28,000 amounting to 1,542 crore excluding transactions costs and buyback tax.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

2. Information on dividends for the quarter ended June 30, 2021

For financial year 2021, the Board recommended a final dividend of 15/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting of the Company held on June 19, 2021 and was paid on June 25, 2021.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	12.00
Final dividend	–	15.00	–	15.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
Revenue by business segment
Financial Services (1)	9,217	8,677	7,457	32,583
Retail (2)	4,175	3,902	3,391	14,745
Communication (3)	3,403	3,156	3,165	12,628
Energy, Utilities, Resources and Services	3,371	3,233	3,027	12,539
Manufacturing	2,702	2,533	2,256	9,447
Hi-Tech	2,310	2,124	2,063	8,560
Life Sciences (4)	1,891	1,796	1,575	6,870
All other segments (5)	827	890	731	3,100
Total	27,896	26,311	23,665	100,472
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	27,896	26,311	23,665	100,472
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,358	2,239	2,001	8,946
Retail (2)	1,482	1,385	1,048	5,117
Communication (3)	707	709	621	2,795
Energy, Utilities , Resources and Services	1,022	932	851	3,552
Manufacturing	625	707	506	2,563
Hi-Tech	567	558	598	2,454
Life Sciences (4)	571	547	476	2,156
All other segments (5)	100	194	20	306
Total	7,432	7,271	6,121	27,889
Less: Other Unallocable expenditure	829	831	756	3,267
Add: Unallocable other income	622	545	475	2,201
Less: Finance cost	49	50	48	195
Profit before tax and non-controlling interests	7,176	6,935	5,792	26,628

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
Revenue from operations	23,714	22,497	20,325	85,912
Profit before tax	6,493	6,040	5,378	24,477
Profit for the period	4,723	4,459	4,008	18,048

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India July 14, 2021	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2021, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
	Audited	Audited	Audited	Audited
Revenues	3,782	3,613	3,121	13,561
Cost of sales	2,509	2,357	2,071	8,828
Gross profit	1,273	1,256	1,050	4,733
Operating expenses	377	372	342	1,408
Operating profit	896	884	708	3,325
Other income, net	84	75	63	297
Finance cost	7	7	6	26
Profit before income taxes	973	952	765	3,596
Income tax expense	268	255	201	973
Net profit	705	697	564	2,623
Earnings per equity share *
Basic	0.17	0.16	0.13	0.62
Diluted	0.17	0.16	0.13	0.61
Total assets	14,730	14,825	13,037	14,825
Cash and cash equivalents and current investments	3,499	3,700	2,886	3,700

*	EPS is not annualized for the quarter ended June 30, 2021, quarter ended March 31, 2021 and quarter ended June 30, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2021	2021	2020
Revenue from operations	27,896	100,472	23,665
Profit before tax	7,176	26,628	5,792
Profit for the period	5,201	19,423	4,272
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	5,502	19,729	4,630
Profit attributable to:
Owners of the company	5,195	19,351	4,233
Non-controlling interest	6	72	39
	5,201	19,423	4,272
Total comprehensive income attributable to:
Owners of the company	5,491	19,651	4,586
Non-controlling interest	11	78	44
	5,502	19,729	4,630
Paid-up share capital (par value 5/- each fully paid)	2,122	2,124	2,122
Other equity*#	74,227	74,227	63,328
Earnings per share (par value 5/- each)**
Basic ()	12.24	45.61	9.98
Diluted ()	12.21	45.52	9.97

*	Balances for the quarter ended June 30, 2021 and June 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and March 31, 2020, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2021 and quarter ended June 30, 2020
#	Excludes non-controlling interest

1. Notes

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2021 have been taken on record by the Board of Directors at its meeting held on July 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. At the Maximum buyback price of 1,750/- per equity share and the Maximum buyback size of 9,200 crore the indicative maximum number of equity shares bought back would be 5,25,71,428 Equity Shares (Maximum buyback shares) comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021(on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and is expected to be completed on or before December 24, 2021.

During the quarter ended June 30, 2021 43,90,000 equity shares were purchased from the stock exchange which includes 22,04,000 shares which have been purchased but not extinguished as of June 30, 2021. In accordance with section 69 of the Companies Act, 2013, during the quarter ended June 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 2 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the three months ended June 30, 2021, the Company additionally purchased 54,38,000 number of shares; total number of shares purchased till date is 98,28,000 amounting to 1,542 crore excluding transactions costs and buyback tax.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

2. Information on dividends for the quarter ended June 30, 2021

For financial year 2021, the Board recommended a final dividend of 15/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting of the Company held on June 19, 2021 and was paid on June 25, 2021.

(in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2021	2021	2020
Dividend per share (par value 5/- each)
Interim dividend	–	12.00	–
Final dividend	–	15.00	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2021	2021	2020
Revenue from operations	23,714	85,912	20,325
Profit before tax	6,493	24,477	5,378
Profit for the period	4,723	18,048	4,008

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India July 14, 2021	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter ended June 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
	Audited	Audited	Audited	Audited
Revenue from operations	23,714	22,497	20,325	85,912
Other income, net	570	504	478	2,467
Total income	24,284	23,001	20,803	88,379
Expenses
Employee benefit expenses	12,191	11,532	11,222	45,179
Cost of technical sub-contractors	3,316	2,792	2,095	9,528
Travel expenses	115	144	92	484
Cost of software packages and others	528	550	481	2,058
Communication expenses	104	106	114	464
Consultancy and professional charges	311	338	193	999
Depreciation and amortisation expense	576	578	546	2,321
Finance cost	32	33	31	126
Other expenses (refer to note 2)	618	888	651	2,743
Total expenses	17,791	16,961	15,425	63,902
Profit before tax	6,493	6,040	5,378	24,477
Tax expense:
Current tax	1,697	1,512	1,225	6,013
Deferred tax	73	69	145	416
Profit for the period	4,723	4,459	4,008	18,048
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(32)	(144)	156	148
Equity instruments through other comprehensive income, net	2	8	–	120
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	5	26	(6)	25
Fair value changes on investments, net	38	(133)	49	(102)
Total other comprehensive income/ (loss), net of tax	13	(243)	199	191
Total comprehensive income for the period	4,736	4,216	4,207	18,239
Paid-up share capital (par value 5/- each fully paid)	2,128	2,130	2,129	2,130
Other Equity*	69,401	69,401	60,105	69,401
Earnings per equity share ( par value 5 /- each)**
Basic ()	11.08	10.47	9.41	42.37
Diluted ()	11.07	10.46	9.41	42.33

*	Balances for the quarter ended June 30, 2021 and June 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and March 31, 2020, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2021, quarter ended March 31, 2021 and quarter ended June 30, 2020.

1. Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter ended June 30, 2021 have been taken on record by the Board of Directors at its meeting held on July 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. At the Maximum buyback price of 1,750/- per equity share and the Maximum buyback size of 9,200 crore the indicative maximum number of equity shares bought back would be 5,25,71,428 Equity Shares (Maximum buyback shares) comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021(on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and is expected to be completed on or before December 24, 2021.

During the quarter ended June 30, 2021 43,90,000 equity shares were purchased from the stock exchange which includes 22,04,000 shares which have been purchased but not extinguished as of June 30, 2021. In accordance with section 69 of the Companies Act, 2013, during the quarter ended June 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 2 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the three months ended June 30, 2021, the Company additionally purchased 54,38,000 number of shares; total number of shares purchased till date is 98,28,000 amounting to 1,542 crore excluding transactions costs and buyback tax.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

2. Notes pertaining to the previous quarters

Proposed transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The carrying amount of the capital asset amounting to 283 crore has been impaired and included as CSR expense in the standalone financial statements during the quarter and year ended March 31, 2021 because the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary

3. Information on dividends for the quarter ended June 30, 2021

For financial year 2021, the Board recommended a final dividend of 15/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting of the Company held on June 19, 2021 and was paid on June 25, 2021.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	12.00
Final dividend	–	15.00	–	15.00

4. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2021.

By order of the Board for Infosys Limited

Bengaluru, India July 14, 2021	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.